UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

MICROS SYSTEMS, INC.

(Name of Subject Company)

MICROS SYSTEMS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.025 per share

(Title of Class of Securities)

594901100

(CUSIP Number of Class of Securities)

Peter A. Altabef

President and Chief Executive Officer

MICROS Systems, Inc.

7031 Columbia Gateway Drive

Columbia, Maryland 21046-2289

(443) 285-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Richard B. Aldridge

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-4829

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2014 and subsequently amended by Amendment No. 1 filed with the SEC on July 7, 2014, Amendment No. 2 filed with the SEC on July 14, 2014, Amendment No. 3 filed with the SEC on July 17, 2014, Amendment No. 4 filed with the SEC on July 23, 2014 and Amendment No. 5 filed with the SEC on July 29, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by MICROS Systems, Inc., a Maryland corporation (the “Company”). The Statement relates to the cash tender offer by Rocket Acquisition Corporation, a Maryland corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all issued and outstanding shares of the Company’s common stock, par value $0.025 per share at a purchase price of $68.00 per share, payable net to the sellers in cash, without interest thereon and subject to any required withholding of taxes. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on July 3, 2014, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 3, 2014 and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding a new seventh paragraph at the end of the section titled “Additional Information — Certain Litigation” as follows:

“On July 30, 2014, the plaintiffs and the defendants in the consolidated action Scott v. MICROS Systems, Inc. et al. Consolidated Case. No. 13C14099672 (the “Consolidated Action”) filed a joint motion for an order to stay all proceedings in the Consolidated Action until the closing of the Offer. On August 1, 2014, the Circuit Court granted the motion to stay. Following the closing of the Offer, the plaintiffs in the Consolidated Action will have 30 days to file a consolidated amended complaint or notify the Circuit Court that they are no longer pursuing their claims. During the pendency of the stay, defendants are not required to respond to any of the complaints or discovery. The stay also applies to third party discovery.”

Item 8 of the Statement is hereby amended and supplemented by adding a new paragraph at the end of the section titled “Extension of Offer Period” as follows:

“On August 13, 2014, Oracle extended the Offer until 12:00 midnight, New York City time, at the end of September 2, 2014, unless further extended. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, at the end of August 15, 2014. American Stock Transfer & Trust Company LLC, the depositary for the Offer, has indicated that as of 12:00 midnight, New York City time, at the end of August 12, 2014, approximately

74,936,802 Shares were issued and outstanding, and 20,068,591 Shares have been tendered into and not properly withdrawn from the Offer (including 205,669 Shares tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase). The press release issued by Oracle announcing the foregoing is filed as Exhibit (a)(5)(L) to the Schedule TO and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(ix)	Press Release issued by Oracle Corporation, dated August 13, 2014 (incorporated herein by reference to Exhibit (a)(5)(L) to Amendment No. 5 to the Schedule TO filed by Oracle Corporation with the SEC on August 13, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROS Systems, Inc.

By:	/s/ Peter A. Altabef
Name:	Peter A. Altabef
Title:	President, Chief Executive Officer

Date:	August 13, 2014